March 4, 2013

Via EDGAR

Lyn Shenk

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Rainbow Coral Corp. Form 10-K for Fiscal Year Ended March 31, 2012 Filed July 17, 2012 File No. 333-169554

Dear Mr. Shenk:

This letter is submitted on behalf of Rainbow Coral Corp. (the “Company”) in response to the comment of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission in your letter of February 15, 2013 regarding the above-captioned filing.

Our numbered responses correlate to the numbers in your February 15, 2013 letter and we have set forth in italics the full text of the comments included in your letter for convenience purposes.

We respond to the Staff’s comments as follows:

Form 10-K for the Fiscal Year Ended March 31, 2012

Business, page 1

1.

Please revise to describe the specific products you sell, the manner in which you sell your products, and describe your customer base, giving information about the type and number of customers you serve.  Please provide us with a copy of your intended revised disclosure.

We intend to amend the Form 10-K for the annual period ended March 31, 2012 to provide the additional description requested above. Our additional disclosure is as follows:

Our subsidiary, Father Fish, is a retail tropical fish store with a license from the Florida Department of Agriculture to raise a number of ornamental animals. Among these are various types of coral and the live food they require for nutrition. In addition, Father Fish raises a number of fresh water and salt water fish and invertebrates. Sales are made out of a retail location in Florida and online to hobbyists and serious collectors and by contracts with local departments of education for classroom and science lab use. Father Fish has a varied customer base and no individual customer is significant to the total sales of the Company.

495 Grand Boulevard, Suite 206 Miramar Beach, Florida 32550

Properties, page 1

2.

You state that you have executive offices and do not list any other properties, either owned or leased.  Please clarify for us and in your disclosure, whether you have any actual operating or production facilities.  In addition, based on the address listed as your executive offices, it appears that this location is a virtual office/meeting room facility operated by Regus.  If correct, please tell us whether you rent actual office space other than a mailbox in this facility on a full-time (albeit month-to-month), dedicated basis or whether you rent space on an as needed basis and please revise your disclosure accordingly.  Please provide us with a copy of your intended revised disclosure.

We intend to revise our Properties disclosure as follows:

Executive Offices

Our executive offices are located at 495 Grand Blvd., Suite 206, Miramar Beach, Florida 32550.  We rent office space on a month-to-month basis. In addition, our CEO rents office space in Houston, Texas on an as-needed basis through a management agreement with a professional services corporation in order to work in an area of significant biomedical research.

Retail Location

We lease a combined retail and warehouse location in Venice, Florida. The space is approximately 3,000 square feet and is adequate for our needs. The lease term is one year. The rent is approximately $800 per month.

Management’s Discussion and Analysis

Results of Operations, page 4

3.	Please revise to discuss and analyze your revenues and cost of goods sold for the year ended March 31, 2012. Please provide us with a copy of your intended revised disclosure.

We intend to amend the discussion of revenue and cost of goods sold for the year ended March 31, 2012 as follows:

Revenue

During the year ended March 31, 2012, we recognized revenue of $74,675. There was no revenue recognized during the comparable period of 2011 because we were a shell company during that time period. The revenue for the year ended March 31, 2012 was derived from retail sales of coral, fish and related supplies through our subsidiary, Father Fish. Revenue is included for the period from June 14, 2011 (date of acquisition of Father Fish) through March 31, 2012.

Cost of Goods Sold

During the year ended March 31, 2012, we recognized cost of goods sold of $46,061. There was no cost of goods sold recognized during the comparable period of 2011. The cost of goods sold for the year ended March 31, 2012 represents the costs associated with the items sold to generate the revenue described above. Cost of goods sold includes cost of acquiring, propagating and holding coral, fish and live plants. In addition, it includes the cost of acquiring other related supplies. Cost of goods sold includes the cost associated with generating revenue during the period from June 14, 2011 (date of acquisition of Father Fish) through March 31, 2012.

4.

Please revise to discuss and analyze the non-stock related general and administrative expenses recognized for the year ended March 31, 2012.  Please provide us with a copy of your intended revised disclosure.

We intend to amend the discussion of general and administrative expenses for the year ended March 31, 2012 as follows:

We recognized general and administrative expenses in the amount of $582,349 and $17,013 for the year ended March 31, 2012 and for the period from inception (August 13, 2010) through March 31, 2011, respectively. General and administrative expense was comprised of the following:

	Year Ended March 31, 2012	Period from August 13, 2010 (date of inception) through March 31, 2011
Stock based compensation	$355,000	$
General and administrative expense of Father Fish	63,820		—
Officer compensation	50,000		—
Other general and administrative expense	113,529		17,013
Total general and administrative expense	$582,349		$17,013

During the year ended March 31, 2012, we issued stock for services resulting in general and administrative expense of $355,000. Father Fish incurred general and administrative expense of $63,820 during the period from June 14, 2011 (date of acquisition of Father Fish) through March 31, 2012. These expenses were related to maintaining and operating the retail store in Venice, Florida. No such expenses were incurred during the year ended March 31, 2011 because Father Fish was not acquired until June 14, 2011. We incurred officer compensation of $50,000 related to cash compensation paid to Patrick Brown and Lou Foxwell. No such expense was incurred during the year ended March 31, 2011. The remaining general and administrative expense of $113,529 and $17,013 for the years ended March 31, 2012 and 2011, respectively, relates to operating the Company and maintaining its reporting status. The increase is the result of an increased level of operations by the Company as it began to implement its business plan.

Notes to Consolidated Financial Statements

Note 3: Significant Accounting Policies

Revenue and Cost Recognition, page 12

5.

You state that you have not adopted an accounting policy for revenue or cost recognition because you have no current source of revenue.  However, you reported both revenue and cost of goods sold in the year ended March 31, 2012.  Please revise to provide a detailed description of your policy for measuring and recognizing revenue and cost of goods sold. Please avoid merely stating the general revenue recognition criteria as disclosed in your Form 10-Q for the quarter ended September 30, 2012.  Please specifically disclose the nature of the revenue you earn and the cost of goods sold you incur and how they are measured and recognized in your financial statements.  Please provide us with a copy of your intended revised disclosure.

We intend to revise our disclosure of accounting policies related to revenue recognition and cost of goods sold as follows:

Revenue and Cost Recognition

Our revenue arises primarily from sales of live coral, fish and other items in our retail store or as online purchases.

In accordance with ASC 605, Revenue Recognition, the Company recognizes revenue when persuasive evidence of an arrangement exists, product delivery has occurred or the services have been rendered, the price is fixed or determinable and collectability is reasonably assured. Revenue is recognized for retail store sales when the customer receives and pays for the merchandise. For online sales, we defer revenue and related cost of goods sold until the customer receives the products. Revenue is recognized net of sales returns and allowances and excludes sale tax collected.

Costs of goods sold represents product costs associated with generating revenue. It includes all costs of purchase, costs of conversion and other costs of acquiring products which have been sold.

6.	Please revise to describe your policy for measurement, recognition, and impairment of inventory. Please also describe the nature of your inventory.

We intend to revise our disclosure of accounting policies related to inventory as follows:

The Company follows ASC 330, Inventory. Inventory represents live coral, fresh and saltwater fish, invertebrates and other aquarium supplies valued at the lower of cost or net realizable value determined using the weighted average cost method, and with market defined as the lower of replacement cost or realizable value. The cost of inventory includes all costs of purchase, costs of conversion and other costs incurred in bringing the inventory to its present location and condition. The cost of conversion of living coral and fish inventory includes the cost of maintenance through the balance sheet date. Inventory is reduced for the estimated losses due to obsolescence and death.

Item 13:  Certain Relationships and Related Transactions, page 22

7.

We note that on October 13, 2011, Mr. Foxwell sold his shares to Glendive Investments, a Polish company, for cash proceeds of $10,000.  Please provide us with a detailed description of how this transaction developed, including the dates/timeframes and manner in which the parties became acquainted, conducted discussions and negotiations, and finalized the transaction.

In September and October 2011, certain consultants that provided services to unrelated investors approached counsel for Glendive Investments advising of Mr. Foxwell’s desire to sell his stock. Glendive Investments then purchased Mr. Foxwell’s stock. The Company was not involved in this transaction.

Other

8.	Please tell us whether you have any concentrations of credit risk or of customers. If so, please provide the appropriate disclosures.

We do not have any concentrations of credit risk or of customers. For the most part, all sales are paid for at the time of purchase; therefore, we do not have credit risk related to accounts receivable. No single customer makes up a significant (over 10%) portion of our sales.

9.

We note from your press releases and the website of your subsidiary Rainbow Biosciences, LLC that you believe Nano3D Biosciences, Inc., in which you hold an equity interest, is an “emerging biotech game-changer,” whose “incredible new product, the Bio-Assembler, will soon allow researchers to dramatically shorten the development timeline for advanced new drugs and treatments while generating massive returns to investors.”  We also note because of your “partnering” with Nano3D Biosciences, you believe you are “poised for explosive growth in the biotech market, becoming a major new source of cutting-edge innovation.”

However, based on your disclosure in note 5 to your financial statements, we note that you actually wrote-off the investment due to uncertainty about whether the carrying amount was recoverable.  We also note that your investment at March 31, 2012 appears to have consisted of only 36 shares in Nano3D Biosciences, which represented less than one-third of one percent of their outstanding shares on the date of the agreement.  Based on the above, please reconcile for us the favorable claims made on your website and in your press releases with the fact that you wrote-off your investment because recoverability was less than probable.  Please also tell us whether you continued to make the weekly investments of $5,000 until the $250,000 balance of your investment commitment was fully paid.  If not, please tell us when you ceased making such payments and reconcile your discontinuance of payments with your claims of continued partnership with them that will provide you with “explosive growth in the biotech market.”

The apparent contradiction between our statements and the write-off of this investment is due to the result of differences between the GAAP treatment of the investment versus the business analysis of the investment opportunity.

We made weekly investments of $5,000 in Nano3D Biosciences (“N3D”) up to a total of $60,000 resulting in our acquisition of approximately 145 shares of N3D’s common stock. We discontinued payments to N3D in May 2012 because of their delay in reaching certain milestones in the commercialization process. Their ability to achieve scientific adoption of their new methodology has been slower than expected; however, we remain enthusiastic about the potential of this investment to generate positive returns for our Company as their device is a significant technological advancement in cell culturing. Once N3D reaches certain milestones in the development of the Bio-Assembler, we will consider making an additional investment in their company. We remain shareholders of N3D as a result of the $60,000 investment that we have made and continue to support N3D with marketing and other support.

We wrote off the investment in accordance with ASC 325-20, based on the following factors:

•

N3D generated net losses and negative cash flow from operations during the year ended December 31, 2011. We did not expect that they would achieve positive net income or positive net cash flow from operations in the next 18 months. We have subsequently received unaudited financial statements showing net losses and negative cash flow from operations for the year ended December 31, 2012.

•	N3D did not generate revenue during the years ended December 31, 2012 and 2011.

•

Although N3D projects generating revenue and positive cash flow in the future, there is no basis to corroborate that expectation and support the valuation of the investment on the Company’s financial statements from a US GAAP perspective.

10.

We note from your press release titled “RBCC Explores Target Rich Environment,” dated January 14, 2013, that CEO Patrick Brown said you will “begin sorting through the dozens of new contacts that were made this week [from Biotech Showcase 2013 in San Francisco], searching for the most promising new partnering opportunities available.”  We also note that you will “begin narrowing down [y]our options to move forward with the most promising of these biotech developers this week.” However, we note from your Form 10-Q for the quarter ended September 30, 2012 that you had cash of $18,751 and negative working capital of $249,233.  Therefore, please explain to us and revise your liquidity and capital resources in future filings to disclose how you will be able to make such investments with your current cash and liquidity position.

We will expand our liquidity and capital resources discussions in future filings to explain that our ability to participate in partnering opportunities is limited by the fact that we have limited cash on hand to invest in these opportunities. We continue to seek out debt or equity investments which would provide the working capital necessary to fully implement our business plan; however, there is no guarantee that those funds would be available to us when needed or that they would be available on terms which are acceptable to us.

We have received a proposal to provide significant debt funding to the Company. When we have identified an encouraging opportunity for investment by the Company, we believe that we could borrow the money to fund that opportunity, although this funding is not guaranteed.

11.	Please tell us the current status of your pending investment and/or joint venture with Amarantus Bioscience, including any proposed terms.

The Company was first introduced to Amarantus Biosciences Inc. (“Amarantus”) in February 2012. Since then, we have had multiple opportunities to discuss and meet with its management regarding their company and its science focus. The Company’s interest in Amarantus was due to Amarantus’ diagnostic tool for detecting Parkinson’s disease. This diagnostic tool was in a near marketable position and only required a small amount of capital to complete. After several months of discussions regarding the best method of working together, management of both companies decided to work together under a joint venture relationship whereby the Company would provide funding, management input and marketing assistance while Amarantus finished the development of the diagnostic tool. In this arrangement, the Company and Amarantus would share in the success of the sales of the product. Over the last few months, Amarantus was approached by a third party that was interested in acquiring the diagnostic tool. As a result, the completion of the terms of our joint venture has been stalled pending a decision by Amarantus as to whether they would sell the diagnostic tool to the third party or proceed with the joint venture with the Company. We have been unable to discuss the potential relationship that Amarantus was reviewing as Amarantus had not released this information publicly. We are still very interested in Amarantus as an investment/development opportunity and hope to complete our negotiations before the end of March 2013. We are currently working with Amarantus’ president to provide an agreeable update to both of our shareholder groups.

With respect to your comments, we acknowledge the following:

1.	Rainbow Coral Corp. is responsible for the adequacy and accuracy of the disclosure in its filings;

2.	Staff comments, or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

3.	Rainbow Coral Corp. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We intend to file the amended filings referred to above immediately after we receive notice from the Staff that its review is complete.

Regards,

/s/ Patrick Brown

Patrick Brown

President and Chief Executive Officer